12g# 82-3480



SUPPL

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED JUNE 30, 2006


SEC MAIL
PROCESSING
RECEIVED
AUG 31 2006
WASH. D.C.
186
SECTION

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2006

1.1 Date of Report: August 22, 2006

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the minerals exploration business. The Company presently holds one exploration property near Lynn Lake, Manitoba, a minor interest in a gas well in Alberta, is party to an exploration joint-venture in Shandong Province, China and has become involved in the acquisition of uranium properties in several American States. These holdings are discussed in detail below.

As of June 30, 2006, the Company had net working capital of $3,029,239 In addition, the Company holds securities with a market value at June 30 2006, of $1,430,050. Working capital on hand at the year-end, December 31, 2005, was $2,229,505, and the value of the Company's market securities was $1,929,205.

Description of the Company's Properties

URANIUM PROPERTY ACQUISITION PROGRAM

UNITED STATES

Trans America entered into a staking arrangement to acquire uranium properties in the Western United States. Under the agreement, dated April 1, 2005, Trans America agreed to fund the initial acquisition costs to a total of $1.25 million U.S. to acquire a 50% interest in the acquisition company, Neutron Energy, Inc, ("NEI").

Trans America's U.S. associates have extensive experience in the U.S. uranium industry in both In-situ Leach (ISL) and hardrock-type situations. They have been involved in the discovery of multi-million pound uranium deposits, one of which was developed into a major production facility before the collapse of uranium prices in the early 1980s. The group also possesses technical reports from this period including drill logs and related information that is assisting the group in its selection process.

1.2 *Nature of Business and Overall Performance (Continued)*

By January, 2006 Trans America had fully advanced the $1.25 million U.S. and had earned its 50% interest. NEI is presently planning a corporate reorganization either through an Initial Public Offering or a Reverse Take Over of an existing U.S. company. Either alternative will dilute Trans America's 50% holding of NEI shares.

Neutron Energy Inc. presently holds 894 unpatented lode-mining claims, 159 state mining leases and 29 deeded fee mineral leases aggregating 145,447 acres and located in five different U.S. states.

A description of several of the properties, details of which have been previously released, are set out below:

Copper Mountain District, Wyoming

This area consists of approximately 2,052 hectares of mineral rights, is located 56 kilometres from Riverton, where four large, low-grade, uranium deposits were discovered. The largest deposit, The Canning, hosts a "historical resource" of 25.98 million tons containing 8.78 million pounds of U_3O_8, which is not compliant with NPI 43-101 and will need to be upgraded to meet this standard. Approximately 40% of the North Canning deposit is currently held by NEI. Although these estimates are not NPI 43-101 compliant, NEI has no reason to question the integrity of the estimates.

Rocky Mountain Energy Company reportedly spent over US$20 million on exploration and evaluation programs including reserve and resource estimation, deposit modeling, geotechnical studies, metallurgical testing and process development, hydrological investigations, environmental data collection, and base line studies. They drilled over 1,800 core and rotary percussion holes (274,320 metres), and discovered and expanded several uranium deposits. Metallurgical test work indicated that the uranium mineralization was amenable to low cost mineral processing methods.

Sundance Uranium Project, Wyoming

The 3,572 hectare Sundance uranium project is located about 322 kilometres northeast of Casper, Wyoming.

1.2 *Nature of Business and Overall Performance (Continued)*

In 1970 a joint venture between Nuclear Dynamics, Inc. and Bethlehem Steel Corporation, (NuBeth) acquired a land position of nearly 40,460 hectares which discovered substantial zones of low grade uranium mineralization associated with an extensive system of roll fronts and an In-Situ leach pilot plant was constructed and successfully operated. The NuBeth joint venture drilled more than 5,000 exploration and development holes in the vicinity of the Sundance deposit, defining a new uranium district that has been estimated to contain several million pounds of uranium at a grade of approximately 0.05% U_3O_8.

All the uranium mineral deposits in the area surrounding our claims have confirmed In Situ leach potential as demonstrated by the results of the pilot plant program undertaken by the NuBeth joint venture in the late 1970's.

NEI's mining claims cover important parts of two of the previously discovered deposits in the area and its state mining leases cover projections of the mineral systems to the north where the roll front complex has never been fully defined.

Edgemont District, South Dakota

These holdings include more than 1,942 hectares of mineral rights in the Edgemont uranium district that cover a substantial area of undeveloped uranium mineralization and exploration potential. NEI has also reached an agreement with a third party who has staked 45 unpatented lode mining claims comprising of 346 hectares that are contiguous with its mining claims.

Tennessee Valley Authority ("TVA") acquired a large land position in the 1970's and subsequently discovered several significant uranium deposits in the Edgemont district. Historical resources identified in the various reports totalled several million pounds. The NEI properties have the potential to host in the range of 6 to 7 million pounds of this historical resource. This potential quantity is conceptual in nature and there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property.

Uranium mineralization at Edgemont area occurs as roll front deposits. The depth of uranium mineralization at the Edgemont project varies from about 76 metres on the east side of the project to 213 metres on the western side which is economically attractive for In-Situ leach-type situations

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2006

1.2 *Nature of Business and Overall Performance (Continued)*

Grants Project, New Mexico

Under a separate agreement dated April 28th, 2006, NEI and Trans America agreed to enter into an arrangement in respect to 396 unpatented lode-mining claims and one state lease covering an area of 8,362 acres in the prolific Ambrosia Lake mining district of New Mexico.

Pursuant to the agreement Trans America advanced the closing proceeds of $495,000 US to facilitate the acquisition of the properties by NEI. Trans America can earn a 50% ownership interest in the project by spending $5 million US in maintenance and exploration expense over a three-year period. Direction and management of the activities will be carried out by NEI.

The project claims are strategically located to cover known historical uranium occurrences in several locations along the claim trend.

Comments on Historic Resources

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. This historic resource estimate is considered to be relevant, and is believed to be reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The properties will require considerable further evaluation which the Company's management and consultants intend to carry out in due course.

BRITISH COLUMBIA

In late March, 2005 Trans America staked two groups of mineral claims in the Southern Interior of British Columbia.

In as much as the company subsequently was able to enter into a relationship with Neutron Energy, Inc and thereby obtain access to seasoned U.S. properties it was decided to allow the B.C. Claims to lapse for lack of assessment work. Both claim groups lapsed as of March 28, 2006.

1.2 *Nature of Business and Overall Performance (Continued)*

SHANDONG PROJECT – JIAODONG PENINSULA, CHINA

The Company entered into an option and shareholder agreement (the "Shandong Option") dated January 14, 2005 and amended August 22, 2005 with Majestic Gold Corp. (MJS:TSX) of Vancouver to carry out an exploration program in Shandong Province, China

The companies have agreed to an exclusive area of interest comprising 900 square kilometres. To earn a 50% interest in the project, Trans America has provided $960,000 in initial funding. The funds were provided by Trans America participating in two MJS private placements. The proceeds will be used to carry out prospecting and exploration within the area of interest using western exploration techniques. TSA continues to hold MJS share purchase warrants. (See Other Assets Below.)

Within the area of interest MJS, under an agreement with Shandong Yantai Muping Gold Mine ("Muping"), has right's to acquire up to a 60% interest in three exploration licenses that MJS has under option. These licenses, totaling 26.68 square kilometres, are included in the Shandong Option. Trans America could earn 50% of whatever interest MJS earns in the existing licenses. Also MJS has applied for six additional licenses in the area of interest. Two of the six licenses have been granted covering an additional area of 24.68 square kilometres for the Shandong Option.

The deposits of the Jiaodong Peninsula form one of the largest provinces of granitoid-hosted lode-gold deposits in the world and accounts for approximately 25%, (approximately 50 tonnes) of China's annual gold production. Gold mineralization is mainly associated with NE-SW and NNE-SSW trending regional faults and related secondary fractures in the granitoid intrusions or at the contacts between different lithologies.

During 2005 applications for additional exploration licenses within the area of interest were applied for and governmental confirmation is pending.

It is proposed that upon receipt of the license grants a $600,000 (±) exploration program be undertaken for completion during 2006. The work program consists mostly of geochemical and geophysical work. In preparation of the 2006 work program MJS has undertaken to have a NI 43-101 report on the properties completed.

1.2 *Nature of Business and Overall Performance (Continued)*

LYNN LAKE, MANITOBA

The Company holds 33 contiguous mining claims ("the Property") represents a total area of 5,712 hectares. The Property is located approximately 13 kilometres northwest of the town of Lynn Lake.

The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 16 kilometres.

Ground access is limited to the western end of the Property during the summer months and to the eastern end when lakes and rivers are adequately frozen during the winter months.

The claims were acquired by staking, 27 in February of 2003 with six additional claims added later. The expiry date of the entire claim block is in the year 2014 as a result of the application of $868,514 in assessment work.

Considerable work was completed on the Property during the summer and fall of 2003, with a follow-up diamond drill program during the winter of 2004. Work included trenching and geological evaluation including ground and airborne geophysics. In addition,19 diamond drill holes were completed to test 16 separate geophysical targets within the 16-kilometre long property. Although valuable geological information was obtained from the drilling, only anomalous gold values were encountered.

Follow-up programs have been recommended by P. James Chornoby, P. Geo. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A follow-up drill program has also been recommended consisting of 20 diamond drill holes totaling 4,500 metres at a cost of $675,000. It is intended to commence these programs during the 2006-2007 season.

The Geological Survey of Canada (GSC) has requested and has been given access to Trans America's geophysical and geological database. The GSC wishes to use the database in a possible re-interpretation of the area's geological potential.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2006

1.2 *Nature of Business and Overall Performance* (Continued)

Those interpretations would be confidential for at least one year and would be conveyed only to Trans America during that period.

CLAYMORE/BONNIE GLEN GAS PROJECT

Trans America held a 6% interest in a 480 acre oil and gas property located in the Claymore area of Alberta. The property was pooled into a 640 acre spacing unit of which Trans America is entitled to a 5.7% revenue share, subject to an 18.3% royalty (02/16-07-047-27 W4/0).

A gas well was drilled several years ago in the "Ellerslie A" zone and shut-in pending market deliverability. The then operator, Mayfair Energy Ltd., now a wholly owned subsidiary of Compton Petroleum Corp. of Calgary, Alberta, negotiated a sales agreement with Imperial Oil Resources pursuant to a letter agreement dated February 27, 2003. Under the agreement, Imperial agreed to take gas from the well and process it through its Bonnie Glen Solution Plant for a period of three years. The well was put on stream on December 18, 2003.

After some initial startup problems, current production reached a sustainable flow from two zones in the Ellerslie formation.

Pursuant to an agreement with Fairborne Energy Ltd. of Calgary, Alberta, the Company holds a 0.675% royalty on the same spacing unit in the deeper Wabamun Formation. Under the agreement, Fairborne was obligated to attempt to complete a well in the formation during 2004. Due to regulatory procedures that date has been extended to 2006.

Reference is made to the accompanying financial statements for the six months ended June 30, 2006 regarding revenue received and in particular to the statements of income and deficit.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2006

1.2 *Nature of Business and Overall Performance (Continued)*

Other Assets

The Company continues to hold the following corporate shares valued as June 30, 2006:

CORPORATION	NUMBER OF SHARES	ADJUSTED BOOK VALUE	MARKET VALUE (March31 2006)
Atacama Minerals Corp.	750,000	$ 436,184	$ 960,000
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	8,000	4,400	5,120
Compliance Energy Corp.	122,946	35,000	88,521
Rare Element Resources Ltd. (common)	413,646	124,091	376,409
Total		$ 624,875	$ 1,430,050

Warrants:
Majestic Gold Corp.,
800,000 @ $0.90 (04/03/07),

1.3 *Selected Annual Information*
n/a

1.4 *Results of Operations*

The company had net income of $170,788 for the three months ended June 30, 2006 compared to net income of $352,249 for the three months ended June 30, 2005. The main reasons for the difference between the three month periods ended June 30, 2006 and 2006 were as follows: loss on oil and gas operations of $3,580 for the three months ended June 30, 2006 (2005 – net income $8,545); interest income of $25,055 for the three months ended June 30, 2006 (2005 – $14,009); gain on sale of investments of $257,724 for the three months ended June 30, 2006 (2005 - $383,394), and share of loss of significantly influenced investee of $37,000 for the three months ended June 30, 2006 (2005 - $nil)

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2006

1.4 *Results of Operations (Continued)*

Expenses for the three months ended June 30, 2006 increased by $17,712 over the three months ended June 30, 2005. The increase is mainly comprised of increased charges for property examinations, stock based compensation, transfer agent fees and travel and promotional expenses.

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	SEPTEMBER 30 2005	DECEMBER 31 2005	MARCH 31 2006	JUNE 30 2006
Total revenues	$ 44,120	$ 52,131	$ 53,817	18,376
Net income (loss) for the period	$ (152,829)	$ (246)	$ 399,363	170,788
Basic and diluted net income (loss) per share	$ (0.006)	$ (0.000)	$ 0.02	0.01

	QUARTER ENDED			
	SEPTEMBER 30 2004	DECEMBER 2004	MARCH 31 2005	JUNE 30 2005
Total revenues	$ 36,725	$ 25,350	$ 45,581	$ 30,917
Net income (loss) for the period	$ (144,628)	$ (235,567)	$ 465,642	$ 352,249
Basic and diluted net income (loss) per share	$ (0.007)	$ (0.012)	$ 0.02	$ 0.02

1.6 *Liquidity*

The Company has financed operations and capital costs through the sale of shares and will continue to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

The Company has working capital of $3,029,239 which is sufficient for its current needs.

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

During the six months ended June 30, 2006, the Company paid $35,400 to a Company controlled by the President for consulting and office services.

1.10 *Second Quarter*

The results for the three months ending June 30, 2006 differed, in large measure to the results of the three month period ended June 30, 2005 due to the loss on oil and gas operations of $3,580 (2005 – net income $8,545); increased property examination costs $12,856 (2005 – $3,296); increased stock based compensation $12,000 (2005 – $nil); increased interest income of $25,055 (2005 – $14,009); a reduced gain on sale of investments of $257,724 (2005 - $383,394), and increased share of loss of significantly influenced investee of $37,000 (2005 - $nil)

1.11 *Proposed Transaction*

None

1.12 *Critical Accounting Estimates*

Not applicable

1.13 *Changes in Accounting Policies*

Not applicable

1.14 *Financial Instruments*

The Company's financial instruments consist of cash and cash equivalents, short term deposits, accounts receivable, accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2006

1.15 *Other Information*

Outstanding share data is disclosed in detail in Note 7 to the June 30, 2006 unaudited financial statements.

TRANS AMERICA INDUSTRIES LTD.

Stock Exchange	TSX Venture Exchange
Symbol	TSA
Management Team	John K. Campbell: President and Chief Executive Officer Pamela Reddy: Corporate Secretary
Independent Directors	William Meyer, P.Eng. David K. Duval James J. McDougall, P.Eng.
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 300 – 905 West Pender Street Vancouver, British Columbia Canada, V6C 1L6 Tel: (604) 688-8042 Fax: (604) 689-8032

TRANS AMERICA INDUSTRIES LTD.

FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)

These unaudited financial statements for the period ended June 30, 2006 have not been reviewed by the Company's auditor.

TRANS AMERICA INDUSTRIES LTD.

BALANCE SHEETS
(Unaudited)

		JUNE 30 2006		DECEMBER 31 2005
ASSETS				
Current				
Cash and cash equivalents	$	346,841	$	2,261,853
Short term deposits		2,686,822		-
Accounts receivable		8,175		35,737
Prepaid expense		4,468		12,000
		3,046,306		2,309,590
Investments (Note 3)		2,042,790		1,186,710
Long Term Advances (Note 4)		-		1,222,140
Capital Assets		4,385		5,067
Oil And Gas Property (Note 5)		61,476		67,332
Mineral Properties And Deferred Exploration Expenditures (Note 6)		1,389,348		697,333
	$	6,544,305	$	5,488,172
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	17,067	$	10,085
SHAREHOLDERS' EQUITY				
Share Capital (Note 7)		11,576,998		11,076,998
Contributed Surplus		406,372		394,372
Deficit		(5,456,132)		(5,993,283)
		6,527,238		5,478,087
	$	6,544,305	$	5,488,172

Approved by the Directors:

"David Duval" "John K. Campbell"

The accompanying notes are an integral part of these financial statements

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	2006 (Note 9)	2005 (Note 9)
Gas Sales	$ 18,376	$ 19,719	$ 52,236	$ 52,963
Cost of Sales				
Royalties on gas sales	3,817	2,811	10,436	7,102
Depletion	2,535	4,344	5,856	8,053
Oil and gas property operating expenses	15,604	4,019	20,873	10,757
	21,956	11,174	37,165	25,912
	(3,580)	8,545	15,071	27,051
Expenses				
Amortization	341	199	682	398
Management and consulting fees (Note 8)	17,100	21,000	35,400	40,500
Office facilities and services	11,312	16,974	21,003	25,140
Professional fees	3,484	4,201	25,484	15,253
Property examination costs	12,856	3,296	32,000	15,150
Regulatory fees	-	4,543	8,674	11,784
Shareholder communication	2,167	-	3,067	-
Stock based compensation (Note 7c)	12,000	-	12,000	-
Transfer agent	7,669	2,987	9,199	4,383
Travel and promotion	4,482	499	10,588	2,097
	71,411	53,699	158,097	114,705
Loss Before The Following Items	(74,991)	(45,154)	(143,026)	(87,654)
Interest Income	25,055	14,009	45,012	26,346
Gain On Sale Of Investments	257,724	383,394	705,165	772,199
Share of Loss of Significantly Influenced Investees (Notes 3 & 4)	(37,000)	-	(70,000)	-
	245,779	397,403	680,177	798,545
Income Before Income Taxes	170,788	352,249	537,151	710,891
Income Tax Recovery	-	-	-	107,000
Net Income For The Period	$ 170,788	$ 352,249	$ 537,151	$ 817,891

Continued

The accompanying notes are an integral part of these financial statements

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	2006 (Note 9)	2005 (Note 9)
Net Income For The Period	$ 170,788	$ 352,249	$ 537,151	$ 817,891
Deficit, Beginning Of Period	(5,626,920)	(6,192,457)	(5,993,283)	(6,658,099)
Deficit, End Of Period	$ (5,456,132)	$ (5,840,208)	$ (5,456,132)	$ (5,840,208)
Income (Loss) Per Share - Basic	$ 0.01	$ 0.02	$ 0.02	$ 0.04
Income (Loss) Per Share – Diluted	$ 0.01	$ 0.02	$ 0.02	$ 0.04
Weighted Average Number Of Shares Outstanding – Basic	23,113,143	22,094,561	22,786,176	21,686,176
Weighted Average Number Of Shares Outstanding – Diluted	23,419,979	22,951,974	22,825,034	22,864,755

The accompanying notes are an integral part of these financial statements

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF CASH FLOWS
(Unaudited)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	2006	2005
Cash Flows From Operating Activities				
Net income (loss) for the period	$ 170,788	$ 352,249	$ 537,151	$ 817,891
Add (Deduct): Items not involving cash:				
Amortization	341	199	682	398
Depletion	2,535	4,344	5,856	8,053
Gain on sale of investments	(257,724)	(383,394)	(705,165)	(772,199)
Share of loss of significantly influenced investee	37,000	-	70,000	-
Stock based compensation	12,000	-	12,000	-
Income tax recovery	-	-	-	(107,000)
	(35,060)	(26,602)	(79,476)	(52,857)
Change in non-cash operating working capital items:				
Short term deposits	(772,822)	-	(2,686,822)	60,000
Accounts receivable	18,485	(7,260)	27,562	(3,963)
Prepaid expense	3,059	3,195	7,532	(2,086)
Accounts payable and accrued liabilities	(10,284)	(3,724)	6,982	(4,354)
	(796,622)	(34,391)	(2,724,222)	(3,260)
Cash Flows From Financing Activities				
Issue of share capital	-	17,500	500,000	592,500
	-	17,500	500,000	592,500
Cash Flows From Investing Activities				
Purchase of investments	(500,000)	-	(500,000)	(560,000)
Proceeds from disposal of investments	794,574	960,227	1,792,200	1,475,612
Long term advances	-	(619,295)	(290,975)	(619,295)
Oil and gas property	-	-	-	-
Mineral properties and deferred exploration expenditures	(113,400)	(350)	(692,015)	(2,634)
	181,174	340,582	309,210	293,683
Increase (Decrease) In Cash And Cash Equivalents	(615,448)	323,691	(1,915,012)	882,923
Cash And Cash Equivalents, Beginning Of Period	962,289	2,446,772	2,261,853	1,887,540
Cash And Cash Equivalents, End Of Period	$ 346,841	$ 2,770,463	$ 346,841	$ 2,770,463
Interest Paid	$ -	$ -	$ -	$ -
Taxes Paid	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2005, except as described below. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits with maturities of 90 days or less when acquired.

c) Investments

Long term investments in which the Company has voting interests of 20% to 50%, or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company's share of the investees' earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends are credited to the investment accounts.

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments are written down if management believes there has been a permanent impairment in their value.

d) Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties, as presented in CICA Guideline 16 – Oil and Gas Accounting – Full Cost. All costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Oil and Gas Property (Continued)

Capitalized costs are depleted and amortized using the unit-of-production method, based on the estimated proven oil and natural gas reserves as determined by independent engineers. All other costs are expensed as incurred.

Annually, the Company performs a review of carrying costs of oil and gas property interests to assess whether such costs are fully recoverable from future cash flows, and any excess of carrying costs over future cash flows is included in depreciation and depletion in the current period.

e) Mineral Properties and Related Deferred Exploration Expenditures

The Company capitalizes all direct exploration expenditures directly related to specific mineral properties in which it has a continuing interest until the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company's mineral rights are allowed to lapse. Capitalized costs are amortized over the useful life of the ore body following commencement of commercial production or written off if the property is sold or abandoned.

f) Long-Lived Assets

Long-lived assets include oil and gas properties and mineral exploration properties. Long-lived assets are tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds. Management's estimate of recoverable proven and probable reserves is subject to risks and uncertainties of change affecting the recoverability of the Company's investment in oil and gas and mineral properties. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect management's estimate of the recoverability of oil and gas and mineral properties and capitalized costs and the need for asset impairment write-downs.

An exploration property is considered impaired when the Company has abandoned exploration on the property and the property no longer plays a significant strategic roll in developing a mineral resource. Uncertainty regarding the interpretation and application of laws can also lead to the impairment of an exploration property. In circumstances of regulatory uncertainty where the exploration property is not abandoned, the Company will expense associated exploration costs.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

g) Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised. As at June 30, 2006, the Company does not have any asset retirement obligations.

3. INVESTMENTS

	JUNE 30 2006	DECEMBER 31 2005
Investment in company subject to significant influence		
Neutron Energy Inc. (Note 4)	**$ 1,443,115**	$ -
Investments carried at cost or impaired amount		
Atacama Minerals Corp., 750,000 common shares (quoted market value $960,000; December 31,2005 - $637,500).	**436,184**	436,184
Majestic Gold Corp., Nil Common Shares (2005 - 1,165,000 common shares) (December 31, 2005 quoted market value $675,700), and 800,000 share purchase warrants at a price of $0.90 per share expiring March 4, 2007.	**-**	484,251
Other investments (quoted market value $470,050; December 31, 2005 - $616,005).	**163,491**	266,275
	$ 2,042,790	$ 1,186,710

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)

3. **INVESTMENTS** (Continued)

On January 16, 2006, the Company earned its 50% interest in Neutron Energy Inc, by advancing US$1,250,000. During the six month period ended June 30, 2006 the Company has recorded its proportionate share of losses of Neutron Energy Inc, amounting to US$70,000.

4. **LONG-TERM ADVANCES**

On April 1, 2005, the Company entered into a letter of agreement to earn a 50% interest in Neutron Energy Inc., a private American company. The Company can earn its 50% interest by making total advances of US$1,250,000. On January 16, 2006 the Company completed its obligation and the Company is now accounting for its investment using the equity method. (Note 3)

5. **OIL AND GAS PROPERTY**

The Company acquired a 5.7% well production interest in an oil and gas property located in the Claymore Area, Alberta, by incurring 6.0% of the production and development costs.

	JUNE 30 2006	DECEMBER 31 2005
Cost	$ 98,133	$ 98,133
Depletion	(36,657)	(30,801)
Net book value	$ 61,476	$ 67,332

6. **MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES**

a) Manitoba Properties

During the year ended December 31, 2003, the Company staked 27 mineral claims in the Lynn Lake area of Manitoba. In the year ended December 31, 2004, an additional 6 mineral claims in the Lynn Lake area were staked.

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

a) Manitoba Properties (Continued)

Mineral properties and deferred exploration expenditures are comprised of the following amounts:

	JUNE 30 2006	DECEMBER 31 2005
Staking	**$ 29,066**	$ 29,066
Engineering and consulting	**63,900**	63,900
Survey and geophysical	**234,924**	234,924
Line cutting and roads	**137,912**	137,912
Supplies	**58,153**	58,153
Drilling	**282,500**	282,500
Assays	**22,079**	22,079
Reports and mapping	**40,980**	39,980
Mineral Exploration Assistance Program	**(171,181)**	(171,181)
	$ 698,333	$ 697,333

The Company received $nil from the Manitoba government in the six month period ended June 30, 2006 (year ended December 31, 2005 - $nil) under the Mineral Exploration Assistance Program, which funds up to 35% of eligible exploration expenditures for the Lynn Lake Property.

b) British Columbia Properties

During the year ended December 31, 2005, the Company staked 4 mineral claims in the upper Kettle River area of British Columbia. The claims were abandoned during the year ended December 31, 2005.

Mineral Properties and deferred exploration expenditures for the British Columbia properties are comprised of the following amounts:

	JUNE 30 2006	DECEMBER 31 2005
Staking	**$ -**	$ 2,635
Assays	**-**	190
Reports and mapping	**-**	4,525
Write down of mineral properties	**-**	(7,350)
	$ -	$ -

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

c) China Property

The Company entered into an option and shareholder agreement dated January 14, 2005 and amended August 22, 2005, with Majestic Gold Corp. ("MJS"), for an option to acquire a 50% interest in MJS's 60% interest in three mining leases and 50% interest in any additional leases acquired within a 900 square kilometre areas of interest, located in the Shandong Province in the People's Republic of China. The Company can earn its interest in the project by subscription to private placement units of MJS for a total investment of $960,000. The Company provided the funds by participating in two private placements of MJS units as follows:

i) 800,000 units of MJS at $0.70 each for a cost of $560,000. Each unit comprises one share and one share purchase warrant at a price of $0.90 for two years.

ii) 1,000,000 units of MJS at $0.40 each for a cost of $400,000. Each unit comprises one share and one share purchase warrant at a price of $0.50 for one year.

As at June 30, 2006, the Company has funded $960,000 pursuant to the option and shareholder agreement, however, MJS has not earned its 60% interest in the Shandong Project.

d) New Mexico Properties (U.S.A.)

The Company entered into an agreement on April 28, 2006 with Neutron Energy Inc. ("NEI") containing an option to acquire a 50% interest in 396 unpatented mining lode claims and one state lease covering an area of 8,632 acres in the Ambrosia Lake mining district of New Mexico. The Company can earn its interest in the subject properties by advancing US$495,000 (paid) to NEI, and by funding maintenance and exploration expenditures totalling US$5,000,000, US$600,000 (US$99,659 paid) on or before April 28, 2007 and the balance of US$4,400,000 on or before April 28, 2009.

Mineral Properties and deferred exploration expenditures for the New Mexico properties are comprised of the following amounts:

	JUNE 30 2006	DECEMBER 31 2005
Acquisition cost	**$ 568,615**	$ -
Exploration expenses		
Assays and geotechnical surveys	**122,400**	-
	$ 691,015	$ -

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)

7. **SHARE CAPITAL** (Continued)

a) Authorized

Unlimited common shares without par value

b) Issued

	NUMBER OF SHARES		AMOUNT
Balance, December 31, 2004	20,562,143	$	10,406,191
Shares issued for cash pursuant to private placements	1,000,000		400,000
Shares issued on exercise of options	550,000		192,500
Tax benefit on flow-through shares	-		(107,000)
Contributed surplus reduced on exercise of stock options	-		185,307
Balance, December 31, 2005	22,112,143	$	11,076,998
Shares issued on exercise of warrants	1,000,000		500,000
Balance, June 30, 2006	23,112,143	$	11,576,998

During the six month period ended June 30, 2006, the Company issued 1,000,000 common shares pursuant to the exercise of 1,000,000 warrants at $0.50 per share.

c) Stock Based Compensation

The Company has a stock option plan that provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. Compensation costs attributable to share options granted to employees, directors or consultants is measured at fair value at the grant date and expensed with a corresponding increase to contributed surplus, upon the vesting of the stock option. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. During the six month period ended June 30, 2006 the Company recorded $12,000 (2005 - $nil) in stock based compensation for options vesting during the period.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)

7. **SHARE CAPITAL** (Continued)

d) Options Outstanding

As at June 30, 2006, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	NUMBER EXERCISABLE AT JUNE 30 2006	EXPIRY DATE
350,000	$ 0.35	350,000	December 9, 2008
50,000	0.35	50,000	January 6, 2009
250,000	0.35	250,000	August 18, 2009
300,000	0.35	300,000	December 7, 2009
50,000	1.10	50,000	October 8, 2010
25,000	1.00	25,000	December 15, 2010
1,025,000		1,025,000	

A summary of changes in stock options for the six month period ended June 30, 2006 and the year ended December 31, 2005 is as follows:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2004	1,500,000	0.35
Granted	100,000	1.07
Exercised	(550,000)	0.35
Cancelled	(25,000)	1.10
Balance, December 31, 2005 and June 30, 2006	1,025,000	$ 0.40

7. **SHARE CAPITAL** (Continued)

e) Share Purchase Warrants

A summary of changes in share purchase warrants for the six month period ended June 30, 2006 and the year ended December 31, 2005 is as follows:

	SHARE PURCHASE WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2004 and 2005	1,000,000	$ 0.50
Exercised	(1,000,000)	$ (0.50)
Balance, June 30, 2006	-	$ nil

8. RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2006, the Company incurred management fees of $24,000 (2005 - $24,000), secretarial and office services of $11,400 (2005 - $18,000) from a company owned by the President.

9. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the presentation adopted for the current year.